                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D. C.  20549

                              ------------------

                                   FORM 11-K


        X      Annual Report Pursuant to Section 15(d)
                of the Securities Exchange Act of 1934

               Transition Report Pursuant to Section 15(d)
                of the Securities Exchange Act of 1934

                              ------------------

                           For the fiscal year ended

                               December 30, 1993

                         Commission file number 0-3730


      A.    Full title of the plan and address of the plan:

                             WILLAMETTE INDUSTRIES
                              STOCK PURCHASE PLAN
                          3800 First Interstate Tower
                            1300 S.W. Fifth Avenue
                            Portland, Oregon  97201

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          WILLAMETTE INDUSTRIES, INC.
                          3800 First Interstate Tower
                            1300 S.W. Fifth Avenue
                            Portland, Oregon  97201

                   WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                  Index to Financial Statements and Schedules





Independent Auditors' Report dated March 26, 1993. . . . . . . . . . . . . . 1

Statement of Net Assets Available for Benefits at
      December 30, 1992 and 1991 . . . . . . . . . . . . . . . . . . . . . 2-3

Statements of Changes in Net Assets Available for Benefits
      for the years ended December 30, 1992 and 1991 . . . . . . . . . . . 4-5

Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . . .6-10

Schedules I and II . . . . . . . . . . . . . . . . . . . . . . . . . . . 11-12

Schedule III has been omitted for the reason that it is not applicable.

Exhibit 23 -      Consent of Independent Accountants to the
                  incorporation by reference of their report dated
                  April 30, 1993 to Form S-8 on Registration
                  Statement No. 2-89514.

                               KPMG Peat Marwick
                         Certified Public Accountants
                                  Suite 2000
                         1211 South West Fifth Avenue
                              Portland, OR  97204


                         Independent Auditors' Report



Willamette Industries Stock Purchase
   Plan Committee
Willamette Industries Stock Purchase Plan:


We have audited the accompanying statements of net assets available for benefits of Willamette Industries Stock Purchase Plan as of December 30, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 30, 1993 and 1992, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I and II is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                    KPMG Peat Marwick

April 11, 1994


                   WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                            Statement of Net Assets
                            Available for Benefits

                               December 30, 1993


                               Balanced      Fixed
                              investment     income        Stock
            Assets               fund         fund          fund        Total
            ______            __________   _________    ___________  ___________
Investments at fair value:
   Mutual funds               $6,454,604       --            --        6,454,605
   Common stock - Willamette
     Industries, Inc.;
     4,041,444 shares             --           --       200,051,478  200,051,478
   Money market fund              90,029      38,598        960,400    1,089,027
Investments at contract value -
   Common fund                    --       3,415,291         --        3,415,291
                              __________   _________    ___________  ___________
       Total investments       6,544,634   3,453,889    201,011,878  211,010,401

Cash                                  76          42          1,882        2,000
                              __________   _________    ___________  ___________
       Total assets            6,544,710   3,453,931    201,013,760  211,012,401

          Liabilities
          ___________

Benefits payable                  14,051       4,645        872,589      891,285
                               _________   _________    ___________  ___________

       Net assets available
       for distribution       $6,530,659   3,449,286    200,141,171  210,121,116
                              ==========   =========    ===========  ===========


See accompanying notes to financial statements.


                   WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                            Statement of Net Assets
                            Available for Benefits

                               December 30, 1992



                               Balanced      Fixed
                              investment     income        Stock
            Assets               fund         fund          fund        Total
            ______            __________   _________    ___________  ___________
Investments at fair value:
   Mutual funds               $5,339,195       --            --        5,339,195
   Common stock - Willamette
     Industries, Inc.;
     3,828,620 shares             --           --       157,930,575  157,930,575
   Money market fund              81,246      35,153        831,667      948,066
Investments at contract value -
   Common fund                    --       3,335,769         --        3,335,769
                              __________   _________    ___________  ___________
       Total investments       5,420,441   3,370,922    158,762,242  167,553,605

Accrued interest receivables          27           8          2,835        2,870
                              __________   _________    ___________  ___________
       Total assets            5,420,468   3,370,930    158,765,077  167,556,475

          Liabilities
          ___________

Benefits payable                  83,213     128,012        618,354      829,579
                               _________   _________    ___________  ___________

       Net assets available
       for distribution       $5,337,255   3,242,918    158,146,723  166,726,896
                              ==========   =========    ===========  ===========


See accompanying notes to financial statements.


                   WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                            Statement of Net Assets
                            Available for Benefits

                         Year ended December 30, 1993


                               Balanced      Fixed
                              investment     income        Stock
            Assets               fund         fund          fund        Total
            ______            __________   _________    ___________  ___________
Additions to net assets
 attributed to:
   Dividends                  $  184,281       --         3,463,300    3,647,581
   Interest and other income       1,508     186,937         13,875      202,320

                              __________   _________    ___________  ___________
         Total investment income   185,789   186,937      3,477,175    3,849,901
                              __________   _________    ___________  ___________
   Contributions (note 1):
      Employer                     --          --         6,610,814    6,610,814
      Employee                 1,143,371     487,389      5,092,730    6,723,490
                              __________   _________    ___________  ___________

         Total contributions   1,143,371     487,389     11,703,544   13,334,304
                              __________   _________    ___________  ___________

   Transfers from other plans (note 5)    60,273   47,145     --         107,418
                              __________   _________    ___________  ___________

         Total additions       1,389,433     721,471     15,180,719   17,291,623


Deductions from net assets
 attributed to:
   Payments and stock distributions
   to participants              (378,969)   (492,495)    (7,584,969)  (8,457,433)
Net appreciation in fair value
 of investments                  161,332       --        34,398,698   34,560,030
Interfund transfers               22,608     (22,608)        --            --
                              __________   _________    ___________  ___________

         Net increase in assets 1,193,404    206,368     41,994,448   43,394,220

Net assets available for benefits:
   Beginning of year           5,337,255   3,242,918    158,146,723  166,726,896
                              __________   _________    ___________  ___________

   End of year                $6,530,659   3,449,286    200,141,171  210,121,116
                              ==========   =========    ===========  ===========


See accompanying notes to financial statements.

                   WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                            Statement of Net Assets
                            Available for Benefits

                         Year ended December 30, 1992


                               Balanced      Fixed
                              investment     income        Stock
            Assets               fund         fund          fund        Total
            ______            __________   _________    ___________  ___________
Additions to net assets
 attributed to:
   Dividends                  $  161,042       --         3,158,959    3,320,001
   Interest and other income       3,350     212,320         70,111      285,781

                              __________   _________    ___________  ___________
         Total investment income   164,392   212,320      3,229,070    3,605,782
                              __________   _________    ___________  ___________
   Contributions (note 1):
      Employer                     --          --         5,816,881    5,816,881
      Employee                 1,039,240     440,707      4,336,934    5,816,881
                              __________   _________    ___________  ___________

         Total contributions   1,039,240     440,707     10,153,815   11,633,762
                              __________   _________    ___________  ___________

   Transfers from other plans (note 5) 2,518,3062,424,616     --       4,942,922
                              __________   _________    ___________  ___________

         Total additions       3,721,938   3,077,643     13,382,885   20,182,466


Deductions from net assets
 attributed to:
   Payments and stock distributions
   to participants              (462,281)   (550,813)    (9,040,059) (10,053,153)
Net appreciation in fair value
 of investments (note 2)         213,606       --        43,828,417   44,042,023
Interfund transfers               81,837     (81,837)        --            --
                              __________   _________    ___________  ___________

         Net increase in assets 3,555,100  2,444,993     48,171,243   54,171,336

Net assets available for benefits:
   Beginning of year           1,782,155     797,925    109,975,480  112,555,560
                              __________   _________    ___________  ___________

   End of year                $5,337,255   3,242,918    158,146,723  166,726,896
                              ==========   =========    ===========  ===========

See accompanying notes to financial statements.


                   Willamette Industries Stock Purchase Plan

                         Notes to Financial Statements

                          December 30, 1993 and 1992

(1)   Description of the Plan

      The following description of the Willamette Industries Stock Purchase Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

      (a)   General

      Eligible employees may elect to enroll in the Plan on the annual enrollment date following six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974
      (ERISA).

      (b)   Contributions

            Eligible employees of Willamette Industries, Inc. (the Company) and its participating subsidiaries may contribute up to 6% of their regular monthly gross cash earnings. The Company and its participating subsidiaries contribute monthly an amount equal to 100% of the contributions of its employees up to 6%, less the amount of any forfeitures.

            The Plan provides for a qualified cash or deferred arrangement as defined in Section 401(k) of the Internal Revenue Code. Participating employees may elect one of two methods of making employee contributions. A participant may elect to make either:

            1)    Pre-tax contributions ("deferred
                  contributions") which will not be included in the participant's current earnings for federal income tax purposes; or

            2)    After-tax contributions ("nondeferred
                  contributions") which will be included in the participant's current earnings for federal income tax purposes.

            Participating employees may direct that their own contributions be invested in (a) a fixed income fund holding primarily guaranteed insurance contracts, (b) a balanced investment fund holding primarily stocks and bonds, or (c) a stock fund holding common stock of the Company. The

                                                                   (Continued)

                   Willamette Industries Stock Purchase Plan

                         Notes to Financial Statements


            contributions can be allocated among the three investment choices in multiples of 25%. The investment shares can be changed as of any January 1 or July 1.
            In addition, prior contributions invested in the fixed income fund may be moved to the balanced investments, and vice versa. However, prior contributions may not be moved from or to the fund holding Willamette Industries, Inc. common stock.

            Participating companies' contributions for the years ended December 30, 1993 and 1992 were as follows:

                                                    1993              1993
                                                    ____              ____

       Willamette Industries, Inc.              $12,811,496       10,542,998
       Wimer Logging Co.                             44,160           42,216
       Penntech Papers, Inc.                          --             444,358
       Bohemia Inc.                                 478,648          604,190
                                                ___________       __________


             Total                              $13,334,304       11,633,762
                                                ===========       ==========


            On December 31, 1992, Penntech Papers, Inc. was merged into Willamette Industries, Inc.

      (c)   Participant Accounts

            Each participant's account is credited with the participant's and employer contributions and an allocation of Plan earnings. Allocations are based on participant earnings and account balances, as defined in the Plan.

      (d)   Vesting

            A participant's interest in their Employee Contribution Account is always fully vested and is not subject to forfeiture.

            A participant's interest in their Employer Contribution Account fully vests when they: (i) attain age 65;
            (ii) complete five years of service; (iii) die, or
            (iv) become totally and permanently disabled, whichever comes first.

            Any part of a participant's Employer Contribution
            Account which is not vested at the time employment terminates is forfeited when they incur five
                                                                   (continued)

                   Willamette Industries Stock Purchase Plan

                         Notes to Financial Statements


            consecutive one-year periods of severance. A participant with less than a 100% vested interest in their Employer Contribution Account who voluntarily withdraws from the Plan does not forfeit the remainder of the account merely by reason of withdrawal; the vested percentage in the remainder continues to increase in accordance with their years of service.

            If there is a complete discontinuance of contributions to the Plan by an employer, then all participants employed by such employer become fully vested in their Employer Contribution Accounts.

      (e)   Forfeitures

            An employer's contribution is reduced by an amount equal to the forfeiture of participants employed by that employer. The forfeitures are allocated among the other participants employed by that employer in proportion to their contributions. In 1985, the Plan was amended so that a forfeiture of the account shall be deemed to occur as of the close of the plan year in which the participant incurs five consecutive one-year periods of severance. The 1993 employer's contribution has been reduced by $112,676 as a result of forfeitures.

            There are approximately 35,600 shares of Company stock subject to forfeiture relating to terminated employees as of December 30, 1993.

      (f)   Withdrawals

      The Plan provides for participants, during their employment, to seek a withdrawal based upon financial hardship as determined by the Plan Administrator in accordance with Federal guidelines. A participant whose employment terminates for any reason is entitled to a lump sum distribution of the vested portion of their account.

(2)   Summary of Significant Accounting Policies

      (a)   Basis of Accounting

            The Plan prepares its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles.




                                                                   (Continued)

                   Willamette Industries Stock Purchase Plan

                         Notes to Financial Statements


      (b)   Valuation of Investments

            The investments of the Plan are administered by First Interstate Bank of Oregon. Assets are invested in mutual funds (Balanced Fund II), a common fund (Bankers Guaranteed Investment Contract (GIC) Fund) and Willamette Industries, Inc. common stock. The Balanced Fund II mutual fund is valued at quoted market prices, while the Bankers GIC Fund is recorded at contract value.

            Willamette Industries, Inc. common stock is valued at the quoted market price with all purchases and sales recorded on a trade-date basis. Short-term and temporary investments (including money market funds) are valued at cost, which approximates market.

      (c)   Expenses of the Plan

            All expenses incurred in the administration of the Plan, including legal fees, accounting fees, Trustee's fees and other charges of the plan are charged to and paid by the plan sponsor.

      (d)   Reclassifications

            Certain amounts for 1992 have been reclassified to conform with the 1993 presentation.

(3)   Plan Termination

      The Board of Directors of the Company have reserved the right to amend or terminate the Plan. A participating employer may also terminate the Plan at any time with respect to its employees. No amendment may reduce the accrued benefits of any participant or give an employer any interest in the trust assets of the Plan. In the event of termination of the Plan, a participant with respect to whom the Plan has been terminated becomes fully vested in his Employer Contribution Account.

(4) Income Taxes

      The Plan obtained its latest determination letter on March 21, 1990, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. This ruling does not reflect the most recent Plan amendments.


                                                                   (Continued)

                   Willamette Industries Stock Purchase Plan

                         Notes to Financial Statements

      The plan administrator and the Plan's tax counsel are currently reviewing the Plan to determine whether the Plan is designed and being operated in compliance with the requirements of the Internal Revenue Code Section 401(a) and the related trust is exempt under Internal Revenue Code
      Section 501(a). If the Plan is not in compliance, the Company intends to take corrective actions to meet the requirements of the Internal Revenue Code.

      Amounts contributed to the Plan by the employer are not taxed to the employee until distribution upon retirement or other termination. Employee after-tax contributions are taxable in the year made but not upon distribution. Employees may elect to make pre-tax contributions which are not included in the employee's current earnings for federal income tax purposes, but rather are taxable upon distribu-tion. Any increase in the value of common stock distributed is taxable to the employee when the stock is sold.

(5)   Transfers From Other Plans

      The sponsor of the Bohemia Inc. 401(k) Profit Sharing Plan was acquired by the Plan's sponsor during 1991.
      As a result, the Bohemia Inc. 401(k) Profit Sharing Plan was terminated on December 31, 1991, and effective January 1, 1992 certain amounts from this plan were transferred to the Willamette Industries Stock Purchase Plan. Approximately $2.5 million and $2.4 million was transferred to the Plan's balanced investment fund and fixed income fund, respectively in 1992. Transfers from other plans in 1993 resulted from hourly employees becoming salaried employees.

(6)   Subsequent Events

      Effective January 1, 1994, the Balanced Fund II and
      Bankers Guaranteed Investment Contract Fund managed by
      First Interstate Bank of Oregon have been discontinued and replaced by the following:

               Fund                        Manager
                 ____                        _______

            Stable Asset Fund (GIC)                Morley Capital
            Balanced Fund                          Fidelity
            Equity Fund                            Fidelity

      Participant accounts in the previous funds were reallocated to these new funds based on participant election.

      Effective January 1, 1994, the maximum contribution limit was increased to 7% of eligible salary. The Company will continue to match each participant's contribution up to 6%.

                                                Schedule I
                                                __________


                   Willamette Industries Stock Purchase Plan

                      Item 27a - Schedule of Assets Held
                            for Investment Purposes

                               December 30, 1993

                           Description of                           Current
Identity of issue            investment               Cost           value
_________________    __________________________   ____________    ___________
Westcore A           Money market mutual fund -
                       1,089,027 shares           $  1,089,027      1,089,027
                                                  ============    ===========

Willamette
Industries, Inc.     Common stock - 4,041,444
                       shares                     $ 84,965,134    200,051,478
                                                  ============    ===========

Bankers GIC Fund     Common fund - 3,415,291
                       shares
                                                  $  3,415,291      3,415,291
                                                  ============    ===========

Balanced Fund II     Common fund - 346,649
                       shares
                                                  $  6,341,090      6,454,605
                                                  ============    ===========



                                                Schedule II
                                                ___________


                           WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                        Item 27d - Schedule of Reportable Transactions

                                 Year ended December 30, 1993

                                                          Number               Book
    Identity of       Description     Number Purchase   of sales orSelling     value     Net
    party involved     of assets   of purchases  price disbursementsprice     at sale   gain
______________________________________________________________________________________________________
Willamette Industries, Inc.Common stock86    $15,003,890  255      $ 7,281,686 3,023,9154,257,771

First Interstate Bank of
 Oregon, N.A. Benefits TrustMoney Market
 Trust Westcore       Fund            71      16,701,490  110       16,560,52916,560,529     --




                                   SIGNATURE


   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

            WILLAMETTE INDUSTRIES
            STOCK PURCHASE PLAN
            (Name of Plan)



            by:  WILLAMETTE INDUSTRIES STOCK
                 PURCHASE PLAN COMMITTEE



            By:  /s/J. A. Parsons
                 ----------------------------
                 J. A. Parsons, Secretary



Dated:  April 21, 1994